Exhibit 99.1

Golden Star Resources Reports Results for the Three and Nine Months Ended September 30, 2020

Operational Delivery Continues as Prestea Sale Unlocks Investment Capacity

TORONTO, Oct. 28, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the third quarter ended September 30, 2020. All references herein to "$" are to United States dollars.

Q3 2020 AND YEAR TO DATE HIGHLIGHTS:

  On September 30, 2020 the Company completed the previously announced sale of the Bogoso-Prestea gold mine to Future Global Resources ("FGR"). As a result Prestea performance is now reported as a discontinued operation.
  The Bogoso-Prestea disposal removed $24m of negative working capital and the $53m rehabilitation provision from the Company's balance sheet, transitioning the group to a positive net asset position.
  Q3 2020 production totaled 41.6 thousand ounces ("koz") from continuing operations (Wassa). The underground mining rate was successfully increased to a record quarterly average of 4,960 tonnes per day ("tpd"). The Wassa plant processed in excess of 6,000tpd, demonstrating the significant available capacity and flexibility.
  The all-in sustaining cost per ounce sold ("AISC") from continuing operations averaged $1,023 per ounce ("/oz") during Q3 2020 and $979/oz for the year to date.
  Q3 2020 free cash flow from continuing operations totaled $14.4m.
  Cash totaled $48.3m at September 30, 2020, with a reduction in net debt of $7.4m during the quarter.
  On October 9, 2020, the Company announced the extension and restructuring of the Macquarie credit facility to $70m, further strengthening its balance sheet by creating $35m of incremental liquidity including the deferral of the principal repayments to September 2021.
  On October 28, 2020, the Company entered into a sales agreement relating to an "at the market" equity program of up to $50 million.

Table 1 –Continuing Operations Performance Summary – Three and nine months ended September 30, 2020

1. See "Non-GAAP Financial Measures"		Q3 2020	Q3 2019	% change	9 Months 2020	9 Months 2019	% change

Production - Wassa	Koz	41.6	34.6	20%	126.7	114.8	10%
Total gold sold	Koz	40.9	33.9	21%	124.0	114.6	8%
Average realized gold price	$/oz	1,813	1,428	27%	1,643	1,311	25%

Cash operating cost per ounce - Wassa[1]	$/oz	664	732	(9)%	643	639	1%
All-in sustaining cost per ounce - Wassa[1]	$/oz	1,023	1,093	(6)%	979	927	6%

Gold revenues	$m	74.2	48.4	53%	203.7	150.3	36%
Adj. EBITDA[1]	$m	37.5	15.3	146%	95.2	52.3	82%
Adj. income/(loss)/share attributable to shareholders - basic[1]	$/share	0.17	0.02	750%	0.29	0.09	222%

Cash provided by continuing operations before working capital changes	$m	30.5	12.2	150%	82.6	39.7	108%
Changes in working capital	$m	(4.4)	2.5	279%	(18.0)	(8.8)	(105)%
Cash outflow from investing activities	$m	(11.7)	(12.2)	(4)%	(33.7)	(33.6)	0%
Free cash flow	$m	14.4	2.5	476%	30.9	(2.7)	(1244)%
Cash	$m	48.3	56.8	(15)%	48.3	56.8	(15)%
Net Debt	$m	50.1	38.6	30%	50.1	38.6	30%

Table 2 – Consolidated Performance Summary – Three and nine months ended September 30, 2020

1. See "Non-GAAP Financial Measures"		Q3 2020	Q3 2019	% change	9 Months 2020	9 Months 2019	% change

Production - Wassa	Koz	41.6	34.6	20%	126.7	114.8	10%
Production - Prestea	Koz	6.8	14.8	(54)%	22.3	36.3	(38)%
Total gold produced	Koz	48.4	49.4	(2)%	149.0	151.1	(1)%
Total gold sold	Koz	47.7	48.5	(2)%	145.9	150.8	(3)%
Average realized gold price	$/oz	1,813	1,432	27%	1,641	1,318	24%

Cash operating cost per ounce - Wassa[1]	$/oz	664	732	(9)%	643	639	1%
Cash operating cost per ounce - Prestea[1]	$/oz	2,141	1,249	71%	2,033	1,442	41%
Cash operating cost per ounce - Consolidated[1]	$/oz	872	888	(2)%	852	832	2%
All-in sustaining cost per ounce - Wassa[1]	$/oz	1,023	1,093	(6)%	979	927	6%
All-in sustaining cost per ounce - Prestea[1]	$/oz	2,491	1,630	53%	2,477	1,852	34%
All-in sustaining cost per ounce - Consolidated[1]	$/oz	1,230	1,233	0%	1,205	1,135	6%

Gold revenues	$m	86.4	69.5	24%	239.4	198.7	321%
Adj. EBITDA from continuing and discontinued operations[1]	$m	32.0	16.7	91%	82.9	44.0	89%

Cash provided by operations before working capital changes	$m	25.5	11.9	114%	69.8	27.4	155%
Changes in working capital	$m	(6.6)	(3.8)	74%	(27.2)	(17.7)	54%
Cash outflow from investing activities	$m	(14.6)	(15.4)	(5)%	(41.2)	(42.3)	(3)%
Free cash flow	$m	4.3	(7.2)	(160)%	1.4	(32.6)	(104)%
Cash	$m	48.3	56.8	(15)%	48.3	56.8	(15)%
Net Debt	$m	50.1	38.6	30%	50.1	38.6	30%

Andrew Wray, Chief Executive Officer of Golden Star, commented:
"Q3 2020 was a transformational quarter for the Company. The completion of the Bogoso-Prestea sale to FGR had a dramatic impact on the profitability and cash generation of our business. There has also been a normalization of the Company's balance sheet with the liabilities being transferred to FGR allowing us to now report a positive net asset position. This will now enable us to focus fully on delivering the significant growth potential of Wassa, through an acceleration of infill drilling and exploration in 2021.

During Q3 2020 we continued to invest in infrastructure capable of supporting Wassa's future. The paste plant construction reached 98% completion at the end of the quarter and the wet commissioning is now expected to take place in November with the first test stope later that month. The 11kV surface substation and underground distribution project was completed during the quarter utilizing local expertise and contractors.

The management of COVID-19 continued to be a significant focus for the site and corporate teams with enhanced screening protocols, on site PCR testing, increased social distancing and hygiene protocols allowing us to continue to manage the operational risk. There were shortages of some specific skills and technical assistance due to international travel restrictions, impacting on development rates and the commissioning of the paste plant. With our expatriate operators being mobilized to site during October we expect development rates to increase in Q4 2020.

Wassa continued to deliver production and cost performance that is in line with our expectations, leaving us on track to deliver on our guidance for 2020. The underground achieved 4,960 ore tonnes per day for the quarter demonstrating the production capacity of the decline system albeit in part due to bringing lower grade material into the short range plan. The plant achieved processing rates in excess of 6,000 tonnes per day with additional low grade stockpile material. This demonstrates the available capacity in the underground infrastructure and plant which are expected to support elevated future production rates.

This operational performance led to a Group cash position of $48.3m at the end of the quarter, an increase of $3.2m over the quarter. It is important to note that this was following a scheduled $5m principal repayment of the Macquarie term loan in September 2020, a further $4.4m cash outflow to working capital during the quarter and cash consumption of $10m at Prestea."

Third Quarter 2020 Conference Call Details
The Company will conduct a conference call and webcast on Thursday, October 29, 2020 at 10.00 am ET.
Toll Free (North America): +1 888 390 0546
Toronto Local and International: +1 416 764 8688
Toll Free (UK): 0800 652 2435
Conference ID: 30634237

Webcast: https://produceredition.webcasts.com/starthere.jsp?ei=1386797&tp_key=6773a668d6
A replay of the webcast will be available on the Company's website: www.gsr.com following the call.

KEY EVENTS – Q3 2020

Bogoso-Prestea sale to Future Global Resources

  The full detail on the completion of the sale of the Company's 90% interest in the Bogoso-Prestea gold mine in Ghana to FGR can be found in the press release dated October 1, 2020. Following the completion of the transfer of Bogoso Holdings to FGR on September 30, 2020, Bogoso-Prestea have been classified as discontinued operations in the Q3 2020 financial reporting and prior periods have been restated.
  The cash consideration payable by FGR for the asset is deferred and will be paid as follows:
    $5 million of cash is payable on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana, or (ii) March 30, 2021;
    $10 million of cash is payable on July 31, 2021;
    Approximately $4 million of cash for the net working capital adjusted balancing payment is payable on July 31, 2021; and
    $15 million of cash is payable on July 31, 2023.
  The sale immediately improves the financial position of the Company, as reflected by the strength of the financial performance when reported on a continuing operations basis in the Q3 2020 financial statements:
    Balance sheet - The Bogoso-Prestea disposal removed $24m of negative working capital and a $53m rehabilitation provision from the Company's balance sheet. The normalization of the balance sheet and transition to a positive net asset position enabled the amendments to the Macquarie facility announced on October 9, 2020. It is anticipated this additional liquidity, combined with the payments from FGR that are expected to be received in March and July 2021, will properly position the Company for the repayment of the convertible debentures maturing in August 2021.
    Cash generation - In the first nine months of 2020 the group generated free cash flow of $1.4m on a consolidated basis. After stripping out the negative contribution from Prestea, the free cash flow from continuing operations totaled $30.9m.
    Strategic Focus – Golden Star management now has greater capacity to focus on the significant growth opportunity at Wassa and exploration across the regional Wassa license areas. With the cash generation from Wassa no longer encumbered by losses at Bogoso-Prestea, the infill drilling of the Wassa underground ore body and exploration of the wider license areas are expected to be accelerated in 2021.

Wassa Operational Performance and Infrastructure Investment

  Mining rates averaged a record 4,960tpd through Q3 2020, 12% higher than the previous record 4,420tpd achieved in Q2 2020 and Q3 2019. The underground mining rate has now exceeded 4,000tpd for five consecutive quarters. The strengthening of the mining rate countered the impact of reduced underground grade (2.8g/t) allowing the underground gold production to total 39.7koz. The mining rate is expected to continue to exceed 4,000tpd through Q4 2020.
  Late in Q1 2020 we took the decision to selectively process some low-grade stockpiles, given the strength of the gold price. This initiative utilizes latent capacity in our process plant without compromising gold recovery rates, thus contributing additional cash flow, albeit at a slightly higher AISC than achieved by the underground mine. This initiative contributed 1.9koz of production during the quarter and added approximately $10/oz to the reported AISC at site.
  During Q3 2020, the increased underground mining rate, combined with the processing of stockpiles, resulted in an ore processing rate in excess of 6,000tpd, 6% higher than achieved in Q2 2020. This demonstrates the significant available plant capacity and the flexibility it offers the operation.
  Investment in the infrastructure required to provide additional mining flexibility and support the ambition to increase mining rates continued throughout Q3 2020. The 11kV surface substation was completed during the quarter and the paste fill plant project at Wassa continued to progress, reaching 98% project completion at September 30, 2020.

Wassa Preliminary Economic Assessment

  Work on a preliminary economic assessment ("PEA") on the development of the Southern Extension of the Wassa ore body commenced during Q3 2020. The study is intended to lay out a roadmap for the infrastructure and investment required for the potential expansion of the mining operation into the inferred resource areas. The study is expected to be completed later this year for announcement to the market in early 2021.

COVID-19

  COVID-19 impact - During Q3 2020 178 personnel from our operations (including discontinued) in Ghana were tested for COVID-19 (suspected and voluntary) with 38 confirmed cases. The new in-house Polymerase Chain Reaction ("PCR") testing capability allows for more rapid diagnosis and management response. This significantly reduced the number of people required to isolate as a result of contact tracing, and with Ghana border re-opening and other Company internal controls, has enhanced our screening protocols enabling the return of expatriate staff to the operation. At October 14, 2020, there were zero suspected or confirmed COVID-19 cases in our workforce, which has been the status for the previous five weeks. To reduce risk to vulnerable people, the Company has implemented a parallel major program of workforce medical surveillance for potentially at-risk personnel, with individual management plans developed to reduce risk to those individuals. As a major employer and therefore catalyst for rural economic stimulus in the host communities, we share the dual responsibility of knowing that our continued operations are critical to the health and well-being of our workforce and the thousands of people that they support both directly and indirectly. More information on our COVID-19 management controls can be found at: www.gsr.com/responsibility/COVID-19
  Supply chain - Supply chains for key consumables, including cyanide, lime, grinding media, fuel and lubricants, have remained intact throughout the pandemic. All supply chains are being continually monitored and alternative suppliers have been identified for essential supply chains.
  Gold sales - The cessation of commercial flights resulting from the pandemic in March 2020 created a need to implement alternative logistics for transporting doré to refining facilities in South Africa. Such alternative arrangements have been in place since the end of Q1 2020 and exports were able to continue throughout Q3 2020. Limited commercial flights resumed during the quarter, however due to the timing of gold pours sales slightly lagged production during Q3 2020.

Safety and Health

  The all injury frequency rate ("AIFR") at the end of Q3 2020 was 5.19 and the total recordable injury frequency rate ("TRIFR") was 1.00, both an improvement on Q2 2020 and on the 2019 full year. There were no fatal incidents in Q3 2020 and the Company pursued the implementation of its safety strategy with a focus in the period on critical risk controls and business continuity amidst the global pandemic.

2019 Corporate Responsibility Report

  During Q3 2020, the Company published its 2019 Corporate Responsibility Report with enhanced disclosure including SASB Metals and Mining standards, Mining Local Procurement Reporting Mechanism, and Investor Mining and Tailings Safety Initiative disclosures. The full report and an ESG investor presentation are available on the Company's website at: www.gsr.com/responsibility.
  The new disclosure standards that have been adopted reflect Golden Star's commitment to improved Environmental, Social and Governance ("ESG") disclosure.
  In 2019, the Company achieved 100% compliance with water, air, noise and vibration requirements and continued to invest in its alternative livelihood programs which help to minimize illegal mining activities and create sustainable industries that can endure beyond the life of our mining activities. Our flagship ESG project, Golden Star Oil Palm Plantation ("GSOPP"), delivered record crop yields across plantations in 10 communities to directly support the livelihoods of over 2,000 people. This initiative has been developed on subsistence farms and rehabilitated mining areas to establish an alternative land use, while ensuring that there is no deforestation.

Class Action Complaint

  On April 1, 2020, the Company received notification of a federal securities class action complaint (the "Complaint") filed against Golden Star before the US District Court in the State of California, USA, alleging that the Company published false and misleading statements to artificially inflate the price of its common shares in violation of the US Securities Exchange Act of 1934. The Complaint was voluntarily dismissed by the lead plaintiff during Q3 2020.

Severance Claim

  On September 15, 2020, certain Bogoso-Prestea employees initiated proceedings before the courts in Ghana, claiming that the completion of the transaction for the sale by Golden Star of its 90% interest in Bogoso-Prestea would trigger the termination of their existing employments, entitling them to severance payments. Bogoso-Prestea has retained defense counsel and is vigorously defending the claim given no employments were severed, amended or modified upon the completion of the sale transaction on September 30, 2020.

RECENT EVENTS - Post Q3 2020 period end

Upsizing of Senior Secured Credit Facility - October 8, 2020

  A key strategic objective for the Company in 2020 was to reposition the balance sheet to improve liquidity and provide the platform for future investment in growth. On October 8, 2020, the Company delivered a significant milestone in this regard with the completion of the amendment and upsizing of the credit facility (the "Macquarie Credit Facility") with Macquarie Bank Limited ("Macquarie"). The full detail on the amendment of the facility can be found in the Company's press release dated October 9, 2020.
  The Macquarie Credit Facility has been increased to $70 million, allowing the Company to re-draw the two $5 million repayments that were made in June and September 2020 and an additional $10 million of new capacity which will be made available in conjunction with the redemption of the convertible debentures maturing in August 2021. This represents a $20 million increase on the $50 million outstanding balance on the facility at September 30, 2020.
  The Macquarie Credit Facility has been amortizing at a rate of $5 million per quarter with two principal repayments having been made so far in 2020. The restructuring of the facility includes a rescheduled amortization profile which defers the next quarterly repayments to commence in September 2021. These quarterly repayments will then continue to December 2023 when the remaining balance of the facility will be settled by a $25 million bullet payment.
  The restructuring of the Macquaire Credit Facility creates $35 million of incremental liquidity which, combined with the $15 million of proceeds from the sale of the Bogoso-Prestea operations due to be received by July 2021, is expected to result in $50 million of additional liquidity. Should it be required, we believe this will provide us with the solution to satisfy the repayment of the convertible debentures maturing in August 2021.

At the Market Equity Program

  On October 28, 2020, the Company entered into a sales agreement relating to a U.S.$50 million "at the market" equity program. The use of proceeds from the "at the market" equity program are for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital.

2020 PRODUCTION, COST AND CAPITAL EXPENDITURE GUIDANCE

Following the sale of Bogoso-Prestea, the full year guidance has been revised to reflect the operation's exclusion as from Q4 2020. Our priority remains on the delivery of a range of operational initiatives aimed at improving the consistency of Wassa performance and visibility of its longer-term potential. The updated guidance for 2020 is as follows:

  Production - The guidance for Wassa remains unchanged with the annualized production rate year to date ("YTD") continuing to align with the revised annual guidance of 165-170koz. We have therefore amended our consolidated guidance to 187-192koz.
  Cash operating costs - We expect Wassa to continue to track towards the upper half of its $620-660/oz guidance range given the costs associated with the processing of low grade stockpiles at Wassa adversely impacted on costs by $12/oz during the nine months to September 30, 2020.
  AISC - Wassa continues to track towards its $930-990/oz AISC guidance range. We expect full year performance to be in the upper half of the range due to the following factors:
    The impact of higher gold prices driving higher royalty payments to the Government of Ghana. This equates to a $17/oz increase in the AISC in YTD 2020 over budgeted levels;
    The restatement of the AISC performance for the year to date to fully allocate the general and administrative ("G&A") expense to continuing operations, reallocating the G&A that was previously ascribed to Prestea to Wassa.
  Capital expenditure - The consolidated guidance has been reduced to $47.5-51.5m after taking into account the following considerations:
    The sale of Bogoso-Prestea removes $2-3.5m of spending that was previously forecast for Q4 2020.
    Capitalized exploration guidance reduces by $1m, resulting from field work restrictions relating to COVID-19.
    Development capital at Wassa has been reduced by $1m due to savings achieved on the 2020 capital projects.
    Sustaining capital at Wassa has been reduced by $3m primarily due to Q3 2020 development rates being impacted by the limited availability of expatriate jumbo operators as a result of the COVID-19 pandemic. These personnel are being mobilized through Q4 2020 and the development rates are expected to increase during the quarter.

Table 3 – Q3 2020 and Year To Date Performance Versus Guidance

		Q3 2020	Q2 2020	9 Months 2020	Updated Guidance	Previous Guidance
Production and cost highlights
Production - Wassa	koz	41.6	44.8	126.7	165-170	165-170
Production - Prestea	koz	6.8	5.9	22.3	22.3	30-35
Total gold produced	koz	48.4	50.6	149.0	187-192	195-205

Cash operating cost per ounce - Wassa[1]	$/oz	664	633	643	620-660	620-660
Cash operating cost per ounce - Prestea[1]	$/oz	2,141	2,292	2,033	2,033	1,800-2,000
Cash operating cost per ounce - Consolidated[1]	$/oz	872	827	852	852	810-850

All-In Sustaining cost per ounce - Wassa[1]	$/oz	1,023	957	979	979	930-990
All-In Sustaining cost per ounce - Prestea[1]	$/oz	2,491	2,910	2,477	2,477	2,200-2,600
All-In Sustaining cost per ounce - Consolidated[1]	$/oz	1,230	1,186	1,205	1,100-1,180	1,100-1,180

Capital Expenditure
Sustaining Capital – Wassa	$m	6.0	6.5	16.0	20-22	23-25
Sustaining Capital – Prestea	$m	1.3	1.9	5.4	5.4	6.5-7.5
Sustaining Capital – Corporate	$m	-	0.1	0.4	-	-
Sustaining Capital – Consolidated	$m	7.3	8.5	21.8	25.4-27.4	29.5-32.5

Development Capital – Wassa[2]	$m	2.6	5.2	13.6	18-20	19-21
Development Capital – Prestea[2]	$m	0.9	0.3	1.6	1.6	2.5-3
Development Capital – Capitalized Exploration[2]	$m	0.1	0.1	0.4	2.5	3.5
Development Capital - Consolidated[2]	$m	3.6	5.6	15.6	22.1-24.1	25-27.5

Total Capital – Wassa[3]	$m	8.6	11.7	29.6	38-42	42-46
Total Capital - Prestea[3]	$m	2.2	2.2	7.0	7.0	9-10.5
Total Capital - Capitalized Exploration[3]	$m	0.1	0.1	0.4	2.5	3.5
Total Capital - Corporate[3]	$m	-	0.1	0.4	-	-
Total Capital - Consolidated [3]	$m	10.9	14.1	37.4	47.5-51.5	55-60

Notes:
1. See "Non-GAAP Financial Measures"
2. Development capital are those costs incurred at new operations and costs related to major projects at existing operations where these projects are expected to materially increase production. All other costs relating to existing operations are considered sustaining capital.
3. Excludes all non-cash capital additions, including right-to-use assets under financial leases

SUMMARY OF CONSOLIDATED OPERATIONAL RESULTS – Q3 2020 (including discontinued operations)

Group production from the two operations was 48.4koz in Q3 2020, compared to 49.4koz in Q3 2019. Wassa produced 41.6koz and Prestea produced 6.8koz. On a consolidated basis, the ore grade processed was 10% lower than the corresponding period in 2019 while total tonnes processed were 38% higher due primarily to Wassa's increased mining productivity, in part offset by the closure of the Prestea open pit activities in May 2020. Total gold sold amounted to 47.7koz for Q3 2020, 0.9koz or 2% lower than gold sales in Q3 2019.

The AISC per ounce including discontinued operations from Prestea amounted to $1,230/oz for Q3 2020 which was in line with Q3 2019 and $1,205/oz for YTD 2020 which was 6% higher than $1,135/oz for YTD 2019. The increase in YTD 2020 has primarily been driven by lower production volumes from Prestea, increased royalties and higher corporate general and administrative costs.

Wassa Operational Overview

The Wassa underground mine continues to operate through the challenges posed by the COVID-19 pandemic. In Q3 2020 the pandemic impacted on development rates as a result of the expatriate jumbo operators being unable to enter the country. These operators are now being mobilized and development rates are expected to accelerate in Q4 2020. Completion of the Genser gas turbine power station was further impacted by delays related to the COVID-19 pandemic. The strategic importance of this project was demonstrated during the quarter as the operation suffered instability of the grid power supply. The Genser power project is expected to be completed in Q4 2020, which will remove the reliance on grid power and provide the operation with a stable supply at an attractive power cost.

Gold production from Wassa was 41.6koz in Q3 2020, a 20% increase from the 34.6koz produced during the same period in 2019. The increase is predominantly attributable to ore throughput increasing to 554,030 tonnes in Q3 2020 (6,022tpd), 30% higher than the 427,380 tonnes achieved in Q3 2019 (4,645tpd), due to increased underground mining volumes and the processing of low-grade stockpile material. The low-grade stockpile material had an adverse impact on overall feed grade which decreased from 2.70g/t in Q3 2019 to 2.43g/t in Q3 2020.

Recovery

The recovery was 94.8% for Q3 2020, which was slightly down compared to the 95.4% recovery achieved for the same period in 2019, despite the 10% reduction in the processed ore grade.

Wassa Underground

Wassa Underground produced 39.7koz of gold (or approximately 95% of Wassa's total production) in Q3 2020, compared to 34.1koz in the same period in 2019 (or approximately 99% of Wassa's total production). The 17% increase in production was primarily due to an increase in ore tonnes processed to 457,725 tonnes compared to 399,910 tonnes in Q3 2019, driven by higher underground mining productivity. The Wassa Underground mining rates have now exceeded 4,000tpd for five consecutive quarters, averaging 4,960tpd in Q3 2020, 12% higher than the 4,420tpd achieved in the same period in 2019. The underground feed grade averaged 2.81g/t in Q3 2020, in line with the 2.84g/t achieved in Q3 2019. The 19% reduction in underground grades relative to Q2 2020 resulted from operational decisions to bring in additional material around planned mining areas due to development delays and lower grades encountered in hanging wall zones. This quarter demonstrates that the decline is capable of operating at 5,000tpd which unlocks lower unit costs. This mining performance will be one of the factors we consider when reviewing our cut-off strategy for the year end reserve and resource update.

Wassa Main Pit/Stockpiles

Low-grade stockpiles from the historical Wassa Main Pit were blended with the Wassa Underground ore during Q3 2020, with a total of 96,305 tonnes at an average grade of 0.64g/t which yielded 1.9koz of gold, compared to 0.5koz in the same period in 2019. Given the current gold price environment, the Wassa management team has identified the cash generation opportunity to process low-grade stockpiles without materially impacting the recovery. The processing of these stockpiles will continue into the first half of 2021 should the current gold price environment sustain.

Unit costs

The unit cost performance remained robust during Q3 2020. The mining unit cost of $30.4/t of ore mined was 1% lower than in Q3 2019 as a result of higher ore volumes. This also benefitted processing costs which totalled $17.8/t of ore processed, 7% lower than the $19.1/t achieved in Q3 2019.

Costs per ounce

Cost of sales per ounce decreased 3% to $899/oz due to higher sales volumes, offset by a combination of higher mine operating expenses, royalties and depreciation costs.

Cash operating cost per ounce decreased 9% to $664/oz mainly due to increased sales volumes on the back of increased underground mining productivity, offset by additional processing costs and increased mine site G&A costs.

The AISC decreased 6% to $1,023/oz in Q3 2020 compared to Q3 2019 due to the decrease in cash operating costs resulting from higher sales volumes as well as a reduction in sustaining capital expenditure. Following the sale of Bogoso-Prestea and the introduction of the discontinued operations accounting treatment, in Q3 2020 Wassa is now carrying the full allocation of corporate general and administrative costs and prior periods have been restated on the same basis.

Projects update

In order to equip the mine for its future as a long life operation, a number of projects are being progressed in 2020. These projects included the following initiatives:

  Electrical upgrade - The 11kV surface substation was completed during the quarter as was the single point suspension cable delivering 11kV power to the 620 level underground. This work was originally expected to be supervised by electrical engineers coming from Australia, however it was completed by local contractors due to COVID-19 related travel restrictions. This is a significant infrastructure project which is intended to support the mine plan for the next five years.
  Paste fill plant project update - The paste fill plant project at Wassa continued to progress in Q3 2020 reaching 98% project completion at September 30, 2020. Commissioning and set up of underground infrastructure, reticulation system, dump valve and shotcreting equipment (including batch plant) have been delayed due to the unavailability of technical personnel as a result of the COVID-19 pandemic. Wet commissioning is now expected to take place in November 2020 with the first test stope. Once complete, this project is expected to provide additional flexibility in the mine plan and assist with our intention to increase mining rates in order to further improve the scale and margins at the operation.

Capital expenditures

Capital expenditures for Q3 2020 totaled $8.7m compared to $13.8m during the same period in 2019. The Wassa management team continued to focus efforts on critical development spend in order to support the medium-term development of the underground operation including:

  $1.2m on the paste fill plant project which is earmarked for commissioning during Q4 2020
  $4m on capitalized underground development activities
  $0.7m on mobile equipment
  $1.1m on the mobile equipment capital spares

Prestea Operational Overview – Discontinued operations

Gold production from Prestea was 6.8koz in Q3 2020, compared with 14.8koz produced during the same period in 2019.  Plant throughput of 36,527 tonnes in Q3 2020 is 84% below the Q3 2019 throughput of 221,414 mainly due to the cessation of open pit operations in May 2020.

Prestea Underground

Prestea Underground produced 6.8koz in Q3 2020 compared to 6.4koz in the same period in 2019 due to a 28% increase in grade to 6.38g/t, partly offset by a 13% decrease in ore tonnes mined to 36,527 tonnes. Q3 2020 performance was marked by short-term operational challenges, including personnel shortages due to COVID-19 with the development of the new mining areas on 17 Level being prioritized, and continued dilution from 24 Level, and ore loss driving lower than expected mining grades.

Costs per ounce

Cost of sales per ounce increased 74% to $2,672/oz, cash operating cost per ounce increased 71% to $2,141/oz and the AISC per ounce increased 53% to $2,491/oz for Q3 2020 compared with the same period in 2019. The elevated cost performance is attributable to the lower gold sales as a consequence of the cessation of open pit mining. The increase in the cash operating cost was partially offset in the AISC by reduced sustaining capital costs.

Capital expenditures

Capital expenditure for Q3 2020 was $2.1m compared to $3.2m during the same period in 2019.  Spending during Q3 2020 focused on lateral and decline development at Prestea Underground ($1.1m) and drilling and mining equipment ($0.7m) relating to the introduction of LHOS on 17 Level.

EXPLORATION

Exploration field work resumed in the third quarter with a focus on soil sampling programs across six regional targets, resulting in the collection of approximately 2,600 samples.  Of the six targets tested, one was within the Wassa concession and the other five are located within the HBB concessions to the south. These targets were selected on favorable geology, structure and as a follow-up to gold anomalies delineated by previous wide spaced regional soil sampling. Exploration expenditure in Q3 2020 totaled $0.5 million of which $0.4m was expensed and $0.1m was capitalized.

Wassa – HBB Properties

The initial results have confirmed the previous gold in soil anomalism as well as higher gold values associated with interpreted structures and geological contacts that have been identified using the airborne geophysical surveys.  Several of these gold anomalies have strike extents of several kilometers and will be followed up in Q4 2020.  Next, phases of work are expected to include field visits by geologists to map and prospect the areas to determine the source of the gold-in-soil anomalism. Soil samples will also undergo portable X-Ray Fluorescence ("pXRF") analysis to assist with the geological understanding, alteration associations and anomalous pathfinder geochemistry.  Air Core drilling in 2021 will be used to test the best gold-in-soil anomalies.

During the quarter, the exploration group reassessed the 2020 budgeted Wassa diamond drilling and HBB Air Core drilling programs.  With the delayed completion of the 2020 soil programs discussed above, as a result of the suspension of programs due to COVID-19, it was decided to defer the follow up Air Core drilling programs in order to fully assess the results of the soil programs.  As mentioned above, we currently anticipate these Air Core Programs to be executed in 2021, and, in light of this, 2020 budgeted funds have become free for further drill testing at Wassa.

A new surface diamond core drilling program commenced at the end of Q3 2020 to test the up-dip projection of B-Shoot mineralization south of the current mining areas on the Wassa underground extensions.  Currently one drill rig is testing a 500 metre gap in the drilling between shallow surface holes and deeper holes on section 19375N.  A total of nine holes for c.6,000 metres, testing 800 metres of strike on 200 metre spaced drill fences, is planned for completion by the end of 2020 with a second rig to be mobilized to site in November 2020.

During Q2 and Q3 2020, the Company focused on reviewing and compiling historical data across its highly prospective Ghanaian exploration properties in order to better understand the near-mine and regional opportunities at Wassa.  Golden Star controls over 352 square kilometers ("km2") of exploration and mining properties on the eastern Ashanti Belt, covering over 90km of prospective geology from Wassa mine to the southern coast of Ghana.  This process is ongoing and has involved the systematic and rigorous review of geological data, re-processing of surface geochemical data, collection of selected multi-element geochemical samples, and the review and re-interpretation of drilling and geophysical datasets.

The review and compilation process has to-date identified approximately 100 targets, and work is ongoing to rank, filter and prioritize these targets. The Company is currently preparing the 2021 exploration programs and will look to ensure that the improved corporate investment capacity enables a proper systematic and consistent exploration program through an increased exploration budget in 2021.

FINANCIAL PERFORMANCE SUMMARY

Please see the separate financial statements and management's discussion and analysis for a detailed discussion on the Company's financial results for the three and nine months ended September 30, 2020. The following summary focuses on Q3 2020 performance.

Financial Performance – Continuing operations

Gold revenue totaled $74.2m in Q3 2020, $25.9m higher than the $48.4m achieved in the same period in 2019. Relative to Q3 2019, Q3 2020 benefited from a 21% increase in gold ounces sold and an average realized gold price of $1,813/oz (27% higher than $1,428/oz in Q2 2019). The Q3 2020 realized gold price per ounce for spot sales averaged $1,915 (Q3 2019 - $1,477), in part offset by the lower average realized gold price of $881 per ounce relating to the streaming arrangement with RGLD Gold AG following the prior year variable component adjustment for deferred revenue resulting from the Wassa mineral resource update.

Cost of sales (excluding depreciation and amortization) totaled $31.1m in Q3 2020 compared to $27.4m in Q3 2019.  Mine operating expenses of $27.3m increased by $2.3m compared to Q3 2019 primarily due to:

  Higher variable costs resulting from additional mining and processing volumes relating predominantly to plant reagents, consumables and power costs.
  Higher maintenance costs.
  Increased labor costs due to increased headcount, inflationary increases year-on-year and higher performance cost component.
  Higher gold transport costs following the use of charters due to COVID-19 commercial flight restrictions.

Corporate general and administrative expense totaled $4.7m in Q3 2020, compared to $4.3m in the same period in 2019. The increase is due primarily to higher insurance and labour costs. Corporate G&A expense for YTD 2020 amounted to $14.2m, a 26% increase compared to $11.2m in the same period in 2019 due primarily to non-recurring costs incurred as part of the relocation of the Company's corporate office from Toronto, Canada to London, United Kingdom.

Hedging - The Company originally established the hedging program over 50koz with a floor price of $1,400/oz and a ceiling price of $1,750/oz to provide gold price protection for the forecast production from the Prestea mine over a 12 month period commencing in August 2019. In February 2020, the hedging program was extended to cover the production from Prestea through to the end of 2020. The Company entered into zero cost collars on an additional 12.6koz with a floor price of $1,500/oz and a ceiling price of $1,992/oz. These positions mature at a rate of 4.2koz per month from October to December 2020.

During Q3 2020, a number of the original hedge contracts matured with the gold price exceeding the ceiling price at a realized loss of $2.4m.

As a condition of amending the Macquarie Credit Facility on October 8, 2020, the Company extended its gold price protection hedging program into 2021 and 2022 by entering into zero cost collars with Macquarie on a total of an additional 87,500 ounces with a floor price of $1,600 per ounce and a ceiling of $2,176 per ounce in 2021 and $2,188 per ounce in 2022. These additional positions will mature at a rate of 10,937.5 ounces per quarter from January 2021 to December 2022.

Together with the existing zero cost collar structures, the Company currently has gold price protection in place for 100,100 ounces at an average floor price of $1,587 per ounce and an average ceiling price of $2,158 per ounce.

Table 4 - Adjusted EBITDA and Earnings Per Share (from continuing operations):

1. See "Non-GAAP Financial Measures"		Q3 2020	Q3 2019	9 Months 2020	9 Months 2019

EBITDA (continuing operations)[1]	$m	31.2	19.7	91.1	49.7

Adjustments
Loss/(gain) on fair value of financial instruments	$m	3.7	(4.8)	1.4	(1.3)
Other (income)/expense	$m	2.6	0.3	2.6	4.3
Total Adjustments	$m	6.3	(4.5)	4.0	3.0
Adjusted EBITDA (continuing operations)[1]	$m	37.5	15.2	95.1	52.7

Adjusted EBITDA (discontinued operations)[1]	$m	(5.5)	1.5	(12.2)	(8.7)
Total adjusted EBITDA (inc. discontinued operations)[1]	$m	32.0	16.7	82.9	44.0

Net income attributable to shareholders (continuing operations)	$m	14.9	6.4	30.3	6.6
Net income/(loss) attributable to shareholders per share (continuing operations)	$/share	0.13	0.06	0.28	0.06

Net income attributable to shareholders (inc. discontinued operations)	$m	(67.3)	6.0	(58.7)	(5.0)
Net income/(loss) attributable to shareholders per share (inc. discontinued operations)	$/share	(0.61)	0.05	(0.53)	(0.05)

Adjusted net income attributable to shareholders (continuing operations)[1]	$m	18.6	1.9	31.9	9.4
Adjusted net income/(loss) attributable to shareholders per share[1]	$/share	0.17	0.02	0.29	0.09

EBITDA from continuing operations amounted to $31.2m for Q3 2020 (Q3 2019 - $19.7m). Once adjusted for the loss/gain on fair value of financial instruments and other expenses, the Company generated an Adjusted EBITDA from continuing operations of $37.5m for Q3 2020, an increase of 146% compared to Q3 2019. These increases are due to the significant improvement in mine operating profits following from improved realized gold prices.  Adjusted EBITDA margin  (see "Non-GAAP Financial Measures") compared favorably at 51% for Q3 2020 (Q3 2019 - 32%).

Net income from continuing operations attributable to Golden Star shareholders for Q3 2020 totaled $14.9m or $0.13 income per share (basic), compared to a net income of $6.4m or $0.06 income per share (basic) in the same period in 2019.  The improved performance reflects the impact of the higher realized gold price and higher gold sales, in part offset by the higher tax expense, the loss on fair value of financial instruments and other expenses.

Adjusted net income attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $18.6m or $0.17 basic income per share in Q3 2020, compared to the adjusted net income attributable to Golden Star shareholders of $1.9m or $0.02 basic income per share for the same period in 2019. Adjusted net income attributable to Golden Star shareholders reflects adjustments for non-recurring and abnormal items which are mostly non-cash in nature. The increase during Q3 2020 and YTD 2020 compared to the same periods in 2019 was primarily due to higher mine operating margin resulting from improved sales volumes and gold prices, partly offset by increased income tax.

Net Cash Flow and Financial position

Table 5 summarizes the uses of cash in Q3 2020 and the resulting impact on the financial position of the Company.

Table 5 - Cash Flow and Net Debt Position

		Q3 2020	Q3 2019	9 Months 2020	9 Months 2019
Net cash from (used in) continuing operations
Operating activities (inc. working capital)	$m	26.1	14.7	64.6	30.9
Investing activities	$m	(11.7)	(12.2)	(33.7)	(33.6)
Financing activities	$m	(1.0)	(2.1)	(6.5)	(6.6)
Increase/(Decrease) in cash from continuing operations	$m	13.4	0.4	24.4	(9.3)

Net cash from (used in) discontinued operations
Operating activities (inc. working capital)	$m	(7.2)	(6.5)	(22.0)	(21.2)
Investing activities	$m	(2.9)	(3.2)	(7.5)	(8.7)
Financing activities	$m	-	-	-	(0.6)
Decrease in cash from discontinued operations	$m	(10.1)	(9.7)	(29.5)	(30.5)

Cash position at start of period	$m	45.1	66.2	53.4	96.5
Cash position at period end	$m	48.3	56.8	48.3	56.8

Summary of debt facilities
Macquarie credit facility	$m	48.0	-	48.0	-
Convertible debentures	$m	49.0	46.4	49.0	46.4
Finance leases	$m	1.4	1.1	1.4	1.1
Ecobank facilities	$m	-	30.6	-	30.6
Vendor agreements	$m	-	17.3	-	17.3
Gross Debt Position	$m	98.4	95.4	98.4	95.4
Net Debt Position	$m	50.1	38.6	50.1	38.6

Financial position - The Company held $48.3m of cash and cash equivalents and $98.4m of debt, for net debt of $50.1m as at September 30, 2020. The net debt position improved by $7.4m during Q3 2020 as a result of the $3.2m increase in the cash position and the reduction of the debt position following the second $5m quarterly principal repayment of the Macquarie Credit Facility being made at the end of September 2020.

Free cash flow - During Q3 2020 continuing operations provided cash of $26.1m, a 78% increase from the $14.7m generated in the same period in 2019 due to higher gold production and an increase in the realized gold price. Q3 2020 free cash flow from continuing operations totaled $14.4m, significantly higher than the $2.5m generated in Q3 2019 and $10m higher than the $4.3m of consolidated free cash flow (including discontinued operations) for Q3 2020.

Investing activities - Capital expenditure in Q3 2020 was $8.7m, compared to $13.8m in the same period in 2019. In Q3 2020 80% of total capital expenditure was at Wassa with $8.6m being invested in the following projects aimed at supporting the long term development of the operation:

  $1.2m on the paste fill plant
  $4.0m on Wassa Underground capitalized development
  $0.7m on mobile equipment
  $1.1m on the mobile equipment capital spares

Capital expenditures at Prestea during Q3 2020 totaled $2.2m, $1.3m of which was invested in sustaining capital related to Prestea Underground and $0.9m was invested in other equipment and capital expenditure.

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation

Statements Regarding Forward-Looking Information
Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: gold production, cash operating costs, AISC and capital expenditure estimates and guidance for 2020 on a consolidated and per mine basis; the Company's achievement of 2020 consolidated guidance; the sources of gold production at Wassa during 2020; the expected range of consolidated gold production for 2020; present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals; the receipt by Golden Star of the deferred consideration from the sale of Bogoso-Prestea, and the potential amount and timing thereof; the benefits to be received by Golden Star from the sale of Bogoso-Prestea, including the strengthening of its balance sheet, financial position, acceleration of investment at Wassa and within the Company's existing exploration pipeline, and the ability of Golden Star to diversify and grow its business; the expected allocation of the Company's capital expenditures; the ability to accelerate the growth of Wassa; the ability to expand the Company and its production profile through the exploration and development of its existing mines; the intended expansion of production and reduction of costs; the ability to improve cash generation; expected grade and mining rates for 2020; estimated costs and timing of the development of new mineral deposits and sources of funding for such development; the ability to continue to ship gold across borders and to refine doré at the South African refinery; the mining rate and grade from Wassa Underground; the processing of low grade stockpiles at Wassa for the remainder of the year; installation of the electrical substation and upgrade of the underground electrical infrastructure, and the timing thereof; completion of the paste fill plant project and timing thereof, and expected resulting flexibility in the Wassa mine plan and increased mining rates; the ability to improve the scale of operations and margin at Wassa; implementation of the Company's exploration programs and the timing thereof; the anticipated exploration activities for the remainder of 2020; the anticipated effectiveness of the hedging program over the next 12 months; the intended reduction of costs for the next twelve months; the delivery of a range of operational initiatives that improve the consistency of the operations and visibility of the longer-term potential of the operations; the securing of adequate supply chains for key consumables and medical supplies; the Company having sufficient cash available to support its operations and mandatory expenditures for the next twelve months; the Company continuing as a going concern including the ability of the Company to realize its assets and discharge its liabilities in the normal course of business; the potential impact of the COVID-19 pandemic on the Company's operations and the ability to mitigate such impact; and the availability of mineral reserves in 2020 and 2021 based on the accuracy of the Company's updated mineral reserve and resource models. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019, the three months ended June 30, 2020 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this Press Release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net (loss)/income attributable to Golden Star shareholders", "adjusted (loss)/income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic".

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cost of sales per ounce" is equal to cost of sales excluding depreciation and amortization for the period plus depreciation and amortization for the period divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals inventory net realizable value adjustments, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses and severance charges), and accretion of rehabilitation provision. For mine site all-in sustaining costs, corporate general and administrative costs (excluding share-based compensation expenses and severance charges) are allocated based on gold sold by each operation. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

"Adjusted net (loss)/income attributable to Golden Star shareholders" is calculated by adjusting net (loss)/income attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, severance charges, loss/(gain) on change in asset retirement obligations, deferred income tax expense, non-cash cumulative adjustment to revenue and finance costs related to the Streaming Agreement, and impairment. The Company has excluded the non-cash cumulative adjustment to revenue from adjusted net income/(loss) as the amount is non-recurring, the amount is non-cash in nature and management does not include the amount when reviewing and assessing the performance of the operations. "Adjusted (loss)/income per share attributable to Golden Star shareholders" for the period is "Adjusted net (loss)/income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 and the three months ended March 31, 2020, which are available at www.sedar.com.

Technical Information

The mineral reserve and mineral resource estimates have been compiled by the Company's technical personnel in accordance with definitions and guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy, and Petroleum and as required by Canada's National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Mineral reserve estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained. Mining dilution and mining recovery vary by deposit and have been applied in estimating the mineral reserves.

The mineral resource technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to NI 43-101. Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. The 2019 and 2018 estimates of mineral resources were prepared under the supervision of Mr. Wasel. The mineral reserve technical contents of this press release, have been reviewed and approved by and were prepared under the supervision of Matt Varvari, Vice President, Technical Services for the Company. Mr. Varvari is a "Qualified Person" as defined by NI 43-101.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Wassa Gold Mine, Ghana" effective December 31, 2018; (ii) Bogoso/Prestea - "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated Mineral Resources

This press release uses the terms "measured mineral resources" and "indicated mineral resources". The Company advises US investors that while these terms are recognized and required by NI 43-101, the US Securities and Exchange Commission ("SEC") does not recognize them. Also, disclosure of contained ounces is permitted under Canadian regulations; however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade. US Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to US Investors Concerning Estimates of Inferred Mineral Resources

This press release uses the term "inferred mineral resources". The Company advises US investors that while this term is recognized and required by NI 43-101, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. US investors are cautioned not to assume that any part or all of the inferred mineral resource exists, or is economically or legally mineable.

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For further information: For further information, please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 28-OCT-20